FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 5, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Announces the Agenda for the Next Board of Directors

April 05, 2017

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or the “Company” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces the agenda for the Board of Directors which is to take place on April 12, 2017.

1.              Fulfillment of MTS PJSC Board of Directors resolutions.

2.              Report on MTS Group Budget and CAPEX execution for 2016 as well as current forecast of budget performance for 2017.

3.              Report on the evaluation of fulfillment of the key performance indicators and individual tasks of MTS PJSC Management Board members for 2016.

4.              Approval of the fulfillment of conditions of the long-term incentive program for MTS PJSC employees for 2016.

5.              Report of the Audit committee on the activity of MTS PJSC internal audit, control and compliance divisions, including report on MTS PJSC risk management system efficiency for the 2016.

6.              Report on MTS PJSC subsidiaries

7.              On Board of Directors recommendations on MTS PJSC dividend payment.

8.              On shareholders’ suggestions on questions to be included in the agenda of the Annual General meeting of MTS PJSC Shareholders.

9.              On inclusion of the candidates nominated by shareholders in the list of the candidates for voting on election in Board of Directors of MTS PJSC and the Revision Committee of MTS PJSC on the Annual General meeting of Shareholders.

10.       On determining the status of candidates to the Board of Directors of MTS PJSC.

11.       On the merger of subsidiaries with MTS PJSC in 2017.

12.       On convocation of the Annual General meeting of MTS PJSC Shareholders.

13.       On determining MTS PJSC position regarding participation of MTS PJSC representatives in voting on agenda issues of governing bodies of MTS PJSC subsidiaries and affiliated companies

14.       On MTS PJSC participation in other organizations.

15.       Approval of related-party transactions, the value of which is in excess of USD 100 mln.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To

keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 5, 2017